June 11, 2010

Steven B. Solomon
Chief Executive Officer
CDSS Wind Down Inc.
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

> **Re:    CDSS Wind Down Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2010**
> **File No. 000-33491**

Dear Mr. Solomon:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1

Reasons for the Reverse Stock Split, page 5

1.    You state that one of the reasons for the reverse stock split and the increase in authorized shares is to facilitate a proposed $1.25 million private placement in connection with the proposed merger.  Please tell us your plans to issue these newly available shares of common stock, including how you are "actively pursuing the proposed private placement" as you state on page 5 of the filing and the exemption from registration that you plan to rely upon.

Proposal 3

2.      Please disclose whether the merger transaction is contingent on the approval of the proposals to effect a reverse stock split and increase the authorized shares of the common stock.  If so, please revise the filing to so indicate.

The Merger

Background of the Merger, page 38

3.      Please discuss the background of the merger in greater detail, including the material legal and financial issues that led your board to approve the merger and recommend that the company terminate the previously approved plan of liquidation.  Describe the negotiations or material contacts between the parties concerning the merger during the past two years.  Refer to Item 14(b)(7) of Schedule 14A.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,


David L. Orlic
Attorney Advisor